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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Winter Sports, Inc. (Name of Issuer)
Common Stock No Par Value (Title of Class of Securities)
976072108 (CUSIP Number)

Jerome T. Broussard
P.O. Box 428
Whitefish, MT 59937
Copy to:
Steven E. Cummings
Christenen, Moore, Cockrell & Cummings, P.C.
Two Medicine Building—160 Heritage Way
P.O. Box 7370
Kalispell, MT 59904-0370
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 27, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

CUSIP No. 976072108	Schedule 13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Jerome T. Broussard

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power 102,000

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power 102,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 102,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 10.32%

(14)	Type of Reporting Person IN

CUSIP No. 976072108	Schedule 13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Rebecca C. Broussard

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power 102,000

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power 102,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 102,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 10.32%

(14)	Type of Reporting Person IN

CUSIP No. 976072108	Schedule 13D

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Broussard Investment Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 102,000

		(8)	Shared Voting Power

		(9)	Sole Dispositive Power 102,000

		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 102,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 10.32%

(14)	Type of Reporting Person PN

Item 1. Security and Issuer

    The securities to which this statement relates are the shares of Common Stock of Winter Sports, Inc., a Montana corporation ("Winter Sports"). Winter Sports' principal place of business and executive offices are located approximately eight miles north of Whitefish, Montana, and its mailing address is P.O. Box 1400, Whitefish, Montana 59937-1400.

Item 2. Identity and Background

    (a) Broussard Investment Limited Partnership No. 1, a Delaware limited partnership ("Broussard Investment Partnership"), is the direct owner of the 102,000 shares (the "Shares") of Winter Sports common stock that are the subject of this statement. Its principal business is to hold investments and the address of its principal office is the address shown in item (b) below. Its partners are as follows:

Jerome T. Broussard	limited partner	49.5%
Rebecca C. Broussard	limited partner	49.5%
Broussard Holding Corp.	general partner	1.0%

    Broussard Holding Corp., a Delaware corporation, is the general partner of Broussard Investment Partnership. Its principal business is to be the general partner of Broussard Investment Partnership and the address of its principal office is the address shown in item (b) below. Jerome T. Broussard and Rebecca C. Broussard are the only shareholders, each owning 50% of the outstanding stock.

    (b) Business address of reporting persons: 200 Glenwood Road, Whitefish, Montana 59937.

    (c) Mr. and Mrs. Broussard are private investors and farmers.

    (d)(e) None of the reporting persons have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (2) during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in any of the reporting persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. and Mrs. Broussard are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

    All purchases by the Broussard Investment Partnership were from partnership assets which were contributed by Jerome T. Broussard and Rebecca C. Broussard.

Item 4. Purpose of Transaction

    The Shares were purchased for personal investment. Mr. and Mrs. Broussard have no current plans or proposals with respect to Winter Sports. Mr. Broussard became a director of Winter Sports on July 21, 2000.

Item 5. Interest in Securities of the Issuer

    (a) Mr. and Mrs. Broussard are the sole indirect beneficial owners of the Shares and Broussard Investment Partnership is the sole direct owner of the Shares. The Shares represent 10.32% of Winter Sports' outstanding common stock based on a total of 988,668 of such shares outstanding as of April 14, 2001.

    (b) Mr. and Mrs. Broussard are unaware of any other person other than Broussard Investment Partnership who shares in any way the power to vote or dispose of the Shares.

    (c) Amendment No. 1 to this statement dated March 23, 1998 reported 86,964 shares of Winter Sports common stock beneficially owned by Jerome T. Broussard and directly owned by the Jerome T.

Broussard Revocable Trust (the "Trust"). The Trust acquired additional shares of Winter Sports common stock as follows:

Date	No. Shares	Price
May 5, 1998	1,406	$10.875
June 26, 2000	500	$8.250

    On December 21, 2000, the Trust transferred all of its 88,870 shares of Winter Sports common stock to the Broussard Investment Partnership. The Broussard Investment Partnership acquired additional shares of Winter Sports common stock as follows:

Date	No. Shares	Price
February 5, 2001	1,000	$20.125
February 27, 2001	11,746	$20.560
February 27, 2001	384	$21.000

    All of the foregoing purchases were market purchases through the over-the-counter trading market.

    (d) Not applicable.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    There is no contract, arrangement, understanding or relationship (legal or otherwise) between Jerome T. Broussard, Rebecca C. Broussard or the Broussard Investment Partnership and any other person with respect to any securities of Winter Sports, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

    Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 19th day of April, 2001.

/s/ JEROME T. BROUSSARD Jerome T. Broussard

/s/ REBECCA C. BROUSSARD Rebecca C. Broussard

Broussard Investment Limited Partnership No. 1
By:	Broussard Holding Corp., Its General Partner

By:	/s/ JEROME T. BROUSSARD Its President

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